United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 28, 2022		Head of Investor Relations



Autonomous stacker reclaimer in Serra Norte stockyard (March 2022)

Vale's performance in 1Q22

Rio de Janeiro, April 28, 2022

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

"Cautionary Note to U.S. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation that are not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. Starting in its next annual report on Form 20-F, Vale will comply with Subpart 1300 of Regulation S-K, which will replace SEC Industry Guide 7. Subpart 1300 of Regulation S-K permits mining companies, in their filings with the SEC, to disclose "mineral reserves", "mineral resources" and "exploration targets" that are based upon and accurately reflects information and supporting documentation of a qualified person. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S-K. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml."

1

We are building a better Vale

Building a better Vale

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

VALE

Business and financial highlights

Significant milestones achieved and on track to deliver on our strategic and financial objectives

Iron Ore	▪ US$ 9.1/t All-in premium ▪ Expected improvement in the next quarters to meet 320-335 Mt guidance
Base Metals	▪ EV market long-term supply agreement: Northvolt ▪ Sudbury mines achieving pre-labor disruption run rates
Portfolio optimization	▪ Conclusion of Moatize and CSI sale ▪ Announcement of Midwestern System sale
Capital allocation	▪ US$ 3.5 billion dividends paid ▪ Strong execution of share buyback program (~100 million shares in 1Q22) ▪ New program announced (500 million shares)

Increasing integration between business and ESG strategy

Investments in decarbonization via Tecnored

- "Green", low-cost pig iron production, by potentially replacing coal with biocarbon
- 10-15% lower capital and operational cost-intensity[1]

Supporting steelmaking decarbonization

- Offer the steelmaking industry a viable technological solution for decarbonization investments, once proved on an industrial scale
- Contribute to Vale's net Scope 3 emissions reduction target of 15% by 2035


Industrial scale plant in São Paulo
(75 ktpy capacity)


Marabá plant site, start-up in 2025
(250 ktpy capacity, expandable to 500 ktpy)

[1] Compared to blast furnace route.

Making progress on responsible divestments of non-core business

Goals

Portfolio Optimization

Solving cash drains

Focusing on core business

Recent divestments

Moatize & Nacala
- Exit of coal business
- US$ 270 million received in 2Q22

Midwestern System
- US$ 150 million cash at closing
- Take-or-pay transfer (~US$ 1 billion)

CSI
- Sale of 50% ownership
- US$ 502 million received in 1Q22[1]

Upcoming

CSP

MRN

[1] US$ 437 million in cash and US$ 65 million in dividends for 2H21 results.

VALE

Share buyback programs to reach ~20% of outstanding shares[1]

Share buyback programs since 2019

1st Program
(announced in April 2021)

- **270 million shares repurchase** - 5.3% of the total number of outstanding shares[1]
- 6-month length
- **US$ 19.55** average share price
- **US$ 5.28 billion**

2nd Program
(announced in October 2021)

- **200 million shares repurchase** – 3.9% of the total number of outstanding shares[1]
- 84% program completed
  - **US$ 17.90** average share price
  - **US$ 3.0 billion**

3rd Program
(announced in April 2022)

New

- **500 million shares repurchase** – 10% of the total number of outstanding shares[1]
- 18-month length

+90% of ~9.2% complete...

VALE

[1] As of March 2021 (5,130,801,436 shares).

2

Base Metals

We continue to advance in our Base Metals agenda

1. **Benchmark in Safety & Sustainability**
   Core value within Vale, an uncompromising commitment
2. **Achieving our Full Resource Potential**
   World class resource base in key global regions
3. **Delivering Project Pipeline**
   Robust suite of projects to deliver long term value
4. **Mine Productivity & Performance**
   Leading from our mine face to safely deliver value
5. **Foundational Major Player in North American EV Industry**
   Positioned to be a leading North American based provider of critical metals
6. **New Pact with Society**
   A low carbon, responsible company that differentiates from the pack


Nickel rounds

- Announced an agreement to sell our low-carbon nickel products to battery manufacturer Northvolt
- Certificate for carbon footprint of:
  - Nickel pellets from Sudbury and Clydach
  - Nickel powder from Sudbury
  - Copper concentrates from Salobo and Sudbury mines


Pomalaa CoW area

- Non-binding framework agreement between PTVI and Huayou to develop an HPAL project in Pomalaa
- Targeted production scale: up to 120 ktpy of nickel in MHP
- PTVI will own 100% the mine and have the right to acquire up to 30% of the HPAL project

VALE

Production impacted by ramp-up of Sudbury mines, including Totten resumption, ramp-up of VBME and maintenance at Sossego and Salobo

Nickel production - kt



-5%
48.4
45.8
1Q21
1Q22

- Sudbury mines achieving pre-labor disruption run rates
- Totten reaching pre-incident rates
- Stable performance in Onça Puma
- Planned maintenance in Matsusaka
- Increase in third-party sourced feed to maximize downstream utilization
- Ramp-up of VBME project

Sudbury mine performance
tonnes of ore mined – daily average



May 2021 Pre-strike
Jan 2022
Feb 2022
Mar 2022

Copper production - kt



-26%
76.5
56.6
1Q21
1Q22

- Sossego SAG mill maintenance extended → Mining ahead of plan allowing plant to work with maximum throughput after maintenance
- Maintenance on Salobo's mill liners and impact of heavy rains on mine plan → Drawdown of maintenance backlog and higher grades zone to be mined in 2H22
- Lower by-products from Canadian operations → Mining production increased in Sudbury - pre-strike levels

Ni price realization was 16% up in the quarter



1Q22 Average LME Price
26,395
Class I Contribution
704
Class II Contribution
21
Intermediates Contribution
833
Nickel Price after Premiums/Discounts
26,285
Quotational Period (QP) Impact
1,969
Nickel Price after Premiums/Discounts and QP Impact
24,318
Fixed Price Sales
224
Hedge Impact
1,899
1Q22 Nickel Realized Price
22,195
+16%
4Q21 Nickel Realized price
19,088

Product Premiums and Discounts

Category	Volume (kt Ni)	Average Premium ($/t)[1]
Upper Class I	20	1,250
Lower Class I	5	550
Class II	9	90
Intermediates[2]	5	(6,480)

Market Pricing

QP Exposure	Previous Period	Current Period
Typical Monthly QP Split	~50%	~50%

Hedge Impact

Category	Volume (kt Ni)	Nickel Price ($/t)
Hedge Impact	12.3	20,340[3]

- Not subject to margin call
- Volumes spread along 2022
- No volatility in earnings due to hedge accounting

[1] Average premium is rounded to nearest 5 [2] Intermediates mostly refers to PTVI matte, which is typically sold at a percentage of LME price [3] Refers to average settlement price in the quarter

3

Iron Ore

Vale's product portfolio premiums widened in Q1



Average spread to IODEX 62% (US$/dmt)
MB 65% Fe index
MB 58% Fe index
MB 62% Fe Low Alumina index
Vale's all in premium²
8.3
5.3
6.9
9.1
11.1
1.1
-16.1
13.4
1.3
-19.0
25.9
1.7
-41.4
27.8
4.8
-53.0
2019
2020
2021
2022YTD¹

Long term drivers: Greener steelmaking

- Investment requirement for steelmakers
- Higher reductant costs
- Limited supply of high-quality ores

Short term drivers: Supply chain disruptions

- High coke costs
- Concentrates restrictions
- Peers' replacement and disruptions in Brazil

Vale is improving its premium portfolio (e.g. tailings filtration plants, IOCJ, concentration plants)

[1] Until April 25th 2022. [2] 2019 and 2020 figures Include Midwestern System.

We are confident to achieve the of 320-335 Mt production guidance in 2022



Iron ore production (Mt)[1]
2021
2022
68
64
76
89
82
Q1
Q2
Q3
Q4

Growth enablers

2Q22	• Minas Gerais April's production 30% higher MTD[2]: +2.1 Mt YoY. • S11D: jaspilite crushers installation concluded (production level increase). • Tailings filtration plants under commissioning (quality improvement)
2H22	• Major maintenances carried out in 1H22 • Dry weather seasonality • Serra Norte: rolling licenses and Gelado project start-up

[1] Including Midwestern System production. [2] Until April 25th 2022.

Making progress to deliver medium to long term production targets

Serra Norte

- **Gelado project start-up** in 2H22
- Applying for **rolling licenses** to increase 2H22 production
- **New ore bodies under licensing** with further development (N3 and N1/N2)

S11D

- Improved **ore body knowledge** and **new asset learning curve**
- **Medium term solutions under development**: New waste crusher to process large compact blocks, +10 Mtpy and Serra Sul 120 projects

Itabira

- **Tailings filtration plants** ramping-up
- **Itabiruçu dam started raising works** in April (first phase to be completed by year end and final phase in 2023)

Brucutu

- **Tailings filtration plant** ramping-up
- **Torto dam being concluded in 2Q22** and under licensing process until 4Q21
- **Licensing and development of tailings/waste stockpiles** areas

4

1Q22 highlights

Seasonally lower volumes offset by higher prices and premiums

EBITDA variation – US$ million (1Q22 x 4Q21)



• US$ 19 million of costs, net effect
6,857
2,302
1,921
140
74
36
6,374
Proforma EBITDA 4Q21¹
Volume
Price²
FX effect
Bunker & Spot Price
Others³
Proforma EBITDA 1Q22¹

[1] Proforma EBITDA from continuing operations.
[2] Includes the impact of third-party purchase, royalties, distribution center, and leasing.
[3] Includes costs and expenses, the impact of trading operations, the impact of by-products, and others.

C1 mainly impacted by lower volume, FX and fuel prices



C1 cash cost ex-third-party purchase (US$/t)
16.5
1.5
0.7
1.3
0.2
17.6
0.8
0.3
18.7
4Q21
Fixed cost dilution
Demurrage
Inventories effect
Others
1Q22 (ex. external effects)
FX
Fuel
1Q22
Internal effects
External effects

Vale distributed US$ 3.5 billion to shareholders and repurchased US$ 1.8 billion of its shares

Free cash flow (US$ million)



Usual payments to suppliers following higher investments in 4Q21
Profit-sharing payments
+US$ 1.6 bn vs. 4Q21
Dividends: US$3.5 bn
Share buyback: US$1.8 bn
6,374
720
256
2,577
1,136
456
1,229
4,736
3,507
EBITDA proforma 1Q22
Working capital
Brumadinho & decharacterization expenses¹
Income Taxes & REFIS
CAPEX
Others²
Free Cash Flow from Operations
Cash management & others³
Decrease in cash & cash equivalents

[1] Includes US$ 133 million of disbursement of Brumadinho provisioned expenses, US$ 123 million of Brumadinho incurred expenses.
[2] Includes interest on loans, derivatives, leasing, dividends paid to noncontrolling interest, and others.
[3] Includes US$ 3.480 billion of shareholder remuneration, US$ 1.788 billion of share buyback, US$ 502 million from the sale of the participation in CSI, US$ 425 million of debt funding, and US$ 395 million of debt repayment.

VALE

Optimal leverage was reviewed to US$ 10 - 20 billion range



Expanded net debt (US$ billion)
15.1
3.0
2.2
-0.9
19.4
Expanded net debt 4Q21
Net debt change
Commitiments FX variation[1]
Net variation[2]
Expanded net debt 1Q22

Key enablers to support US$ 10-20 bn range

- Solid fundamentals
- Capacity resumption
- Cost efficiency and capex discipline
- Liability management initiatives

[1] Includes Refis, Brumadinho provisions, De-characterization provisions, Samarco & Renova Foudation provisions.
[2] Includes currency swaps, Refis, Brumadinho provisions, De-characterization provisions, Samarco & Renova Foudation provisions.

Closing remarks

Remain laser-focused on delivering on our strategic & financial objectives

Uniquely positioned to lead the sector towards higher ESG standards

Confident on achieving our production targets for the year

Capital discipline and superior return to shareholders to remain a priority

VALE